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                                          Filed by CellStar Corporation pursuant
                                          to Rule 425 under the Securities Act
                                          of 1933 and Rule 13e-4(c) under the
                                          Securities Exchange Act of 1934.
                                          Subject Company: CellStar Corporation
                                          Registration Statement No. 333-68892


FOR IMMEDIATE RELEASE                                           No. 2001 - 21
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                        CELLSTAR TAKES NEXT STEP TOWARD
                    COMPLETION OF CONVERTIBLE NOTE EXCHANGE;
                  AMENDS EXCHANGE OFFER REGISTRATION STATEMENT

     CARROLLTON, TEXAS - December 21, 2001 - CellStar Corporation (Nasdaq:
CLST), a value-added wireless logistics services leader, announced today that it has amended the terms of its proposed exchange offer for its 5% Convertible Subordinated Notes due October 2002 (the "Subordinated Notes"). Under the amended exchange offer, for each $1,000 principal amount of Subordinated Notes tendered, holders would receive

    .  (i) $366.67 in cash and
    .  (ii) at each holder's election, one of the following options:
            (a) $400.94 in principal amount of 12% Senior Subordinated Notes due February 2007 (the "Senior Notes"), or
            (b) $320.75 in principal amount of Senior Notes and $80.19 principal amount of 5% Senior Subordinated Convertible Notes due November 2002 (the "Senior Convertible Notes"), or
            (c)  $400.94 in principal amount of Senior Convertible Notes.

     Each $1,000 of Senior Convertible Note is convertible at the holder's option into 1,000 shares of CellStar common stock. The Senior Convertible Notes are mandatorily convertible at maturity. The amended offer represents aggregate consideration of $115.1 million, or 76.8% of the $150 million principal amount of the Subordinated Notes outstanding.

     CellStar today filed with the Securities and Exchange Commission an amendment to its previously filed registration statement to reflect the revised terms of the exchange offer. CellStar anticipates beginning the exchange offer in early January upon effectiveness of the registration statement.

     CellStar has received non-binding indications from the three largest holders of Subordinated Notes (Stark Investments, LP, Creedon Capital, and Northwestern Mutual Life) that they will tender their Subordinated Notes in the amended offer. As of December 20, these three institutions owned $110 million, or 73%, of the Subordinated Notes outstanding. Stark Investments, LP, and Northwestern Mutual Life have indicated that they will exchange their Subordinated Notes for cash and Senior Convertible Notes. Creedon Capital has indicated that it will exchange its Subordinated Notes for cash, Senior Notes and Senior Convertible Notes. Consummation of the exchange offer will be conditioned on the tender of at least 90% of the Subordinated Notes outstanding.

     In addition, the Company announced it is currently evaluating the recoverability of a value-added tax receivable of approximately $5 million related to its Mexico operations, recorded in its consolidated financial statements as a prepaid asset. To the extent CellStar determines this value-added tax receivable is not recoverable, the Company's financial statements could be adversely affected.

                                     -more-
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     A registration statement relating to the Senior Convertible Notes and the
Senior Notes has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be exchanged or sold nor may offers to exchange or buy be accepted pursuant to the exchange offer prior to the time the registration statement becomes effective. This news release shall not constitute an offer to exchange or sell, or the solicitation of an offer to exchange or buy, nor shall there be any exchange or sale of these securities in any State in which such offer, exchange, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

     When CellStar begins the exchange offer, it will file a tender offer statement and other related documents with the Securities and Exchange Commission. Stockholders and noteholders are strongly advised to read these documents when they are available because they contain important information. Stockholders and noteholders may obtain a free copy of these documents, when they are available, from CellStar or at the SEC's website, www.sec.gov.

     Upon effectiveness of the registration statement and commencement of the exchange offer, copies of the exchange offer materials may be obtained from Dresdner Kleinwort Wasserstein, the dealer manager for the exchange offer, at 212-969-2744, and from the information agent, MacKenzie Partners, Inc., at 800-322-2885.

     CellStar Corporation is a leading global provider of distribution and value-added logistics services to the wireless communications industry, with operations in Asia-Pacific, North America, Latin America and Europe. CellStar facilitates the effective and efficient distribution of handsets, related accessories and other wireless products from leading manufacturers to network operators, agents, resellers, dealers and retailers. In many of its markets, CellStar provides activation services that generate new subscribers for its wireless carrier customers.

Contact:  Stephen P. Adams - 972/466-5031

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